United States securities and exchange commission logo





                              April 25, 2023

       Lau Chi Fung
       Chief Executive Officer
       CTRL Group Limited
       Unit F, 12/F, Kaiser Estate Phase 1,
       41 Man Yue Street, Hunghom,
       Kowloon, Hong Kong

                                                        Re: CTRL Group Limited
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted March 29,
2023
                                                            CIK 0001969928

       Dear Lau Chi Fung:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Cover page

   1. We note your disclosure that your structure involves unique risks to investors in this offering and your cross
reference to your risk factor for a detailed discussion of such risks. Please revise
your cover page to disclose that Chinese regulatory authorities could disallow this
structure, which would likely result in a material change in your operations and/or a material
change in the value of the securities you are registering for sale, including that it could
cause the value of such securities to significantly decline or become worthless. Provide a
cross-reference to your detailed discussion of risks facing the company and the
offering as a result of your structure.
 Lau Chi Fung
FirstName   LastNameLau Chi Fung
CTRL Group     Limited
Comapany
April       NameCTRL Group Limited
       25, 2023
April 225, 2023 Page 2
Page
FirstName LastName
2. We note your disclosure that you are a holding company incorporated in the British Virgin
         Islands with no material operations of your own and that you conduct your operations by your directly wholly-owned subsidiary incorporated in Hong Kong. Please revise that paragraph to also clearly state that you are not a Chinese operating company.
3. We note your disclosure in the ninth paragraph that "[t]he Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares." Please revise to discuss the legal and operational risks associated with being based in or having a majority of your operations in Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
4. We note your disclosure in the ninth paragraph that the laws of mainland China does not materially impact your business but that you "still face risks associated with regulatory approvals, filings or other requirements on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy." Please revise here to address
         how recent statements and regulatory actions by China   s government,
such as those
         related to data security or anti-monopoly concerns, have or may impact
the company   s
         ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Additionally, revise your discussion about the Holding Foreign
         Companies Accountable Act and the PCAOB to disclose the location of
your auditor   s
         headquarters, as you do on page 21, and whether and how the Holding Foreign Companies
         Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
5. We note your disclosure that the company has not declared any dividends or distributions to its shareholders and about approved and declared dividends by CTRL Media to its shareholders on March 18, 2022 and 2021. Please revise to state whether any transfers, dividends, or distributions have been made to date between the holding company, and its subsidiaries, or to investors, and quantify the amounts where applicable. If no transfers have been made, so state. Provide cross-references to the consolidated financial statements. In addition, please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business is in Hong
         Kong or a Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. On the cover page, provide cross references to each of these other discussions in the prospectus summary, summary risk factors and risk factors sections.
 Lau Chi Fung
FirstName   LastNameLau Chi Fung
CTRL Group     Limited
Comapany
April       NameCTRL Group Limited
       25, 2023
April 325, 2023 Page 3
Page
FirstName LastName
6. We note your disclosure that "[n]either CTRL Group or its subsidiaries has any dividend payout policy, and each entity needs to comply with applicable law or regulations with respect to transfer of funds, dividends and distributions with other entities." To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries and investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.
7. Please revise your disclosure in the seventh paragraph and throughout the document that
         "[n]one of [y]our business, operation or subsidiary is based in mainland China" to also state, if true, that you are not a Chinese operating company, but your clients are primarily from the PRC and your advertising market is in Hong Kong, as you do on page 10 to provide additional context to investors.
8.       Please revise to indicate whether you will be deemed a    controlled
company    as defined
         by the market on which you intend to list your ordinary shares and, if so, whether you intend to rely on any exemptions as a controlled company. In this regard, we note your risk factor disclosure on page 27 under "Certain existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders." If applicable, please disclose on the prospectus cover page and in the prospectus summary that you are a controlled company, and include a risk factor that discusses the effect, risks and uncertainties of being designated a controlled company.
Conventions that Apply to this Prospectus, page ii

9.       Please revise your disclosure about references to    China    or the
 PRC    excluding Taiwan
         and the special administrative regions of Hong Kong and Macau to
clarify that the    legal
         and operational    risks associated with operating in China also apply
to operations in Hong
         Kong/Macau.
Prospectus Summary
Our Business, page 1

10. Please disclose here as you do on the cover page that you are currently not required to obtain any permission or approval from the China Securities Regulatory Commission (the
            CSRC   ), the Cyberspace Administration of China (the    CAC   ) or
any other PRC
         governmental authority to operate our business or to offer the securities being registered to foreign investors. In addition, balance your disclosure with a discussion of the possible ramifications if you did become subject to PRC laws/authorities, including that you could incur material costs to ensure compliance, be subject to fines, experience devaluation of securities or delisting, no longer conduct offerings to foreign investors, and no longer be permitted to continue your current business operations. Describe the consequences to you
 Lau Chi Fung
FirstName   LastNameLau Chi Fung
CTRL Group     Limited
Comapany
April       NameCTRL Group Limited
       25, 2023
April 425, 2023 Page 4
Page
FirstName LastName
         and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

         As a related matter, please revise here and in your discussion of approvals on pages 23 and 24 to clarify, as you do on the cover page, that you have relied on an opinion of counsel.
11. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary made to the holding company and which entity made such transfer, and their tax consequences.
         Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.
         Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries to the parent company and U.S. investors. Provide a cross-reference to the consolidated financial statements.
Our Corporate History and Structure, page 3

12.      Please describe any relevant contractual agreements between you and
CTRL Media
         Limited including those that affect the manner in which you operate, impact your economic rights, or impact your ability to control your subsidiary. In addition, identify clearly the entity in which investors are purchasing their interest and the entity in which
         the company   s operations are conducted.
13. Please revise the diagram on page 4 to identify the person or entity that owns the equity in
         CTRL Group Limited.
Summary Risk Factors, page 6

14. Please revise this section to discuss as you do in your risk factor on page 27 that certain existing shareholders, including your directors and officers, have substantial influence over your company and may possesses significant influence over matters submitted for stockholder approval.
Risks Related to Doing Business in Hong Kong and being impacted from PRC, page
7

15. In your summary of risk factors, disclose the risks that your corporate structure and being
         based in or having the majority of the company   s operations in Hong
Kong poses to
         investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus.
 Lau Chi Fung
FirstName   LastNameLau Chi Fung
CTRL Group     Limited
Comapany
April       NameCTRL Group Limited
       25, 2023
April 525, 2023 Page 5
Page
FirstName LastName
         For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
         China and Hong Kong can change quickly with little advance notice. Please revise to acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in companies with your corporate structure could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
16. We note your summary of risk factor about the Trial Administrative Measures. Please revise here and in your Risk Factor section to discuss your responsibilities along with any timing requirements and your current status of compliance under the Trial Measures.
         Please also describe the consequences to you and your investors as a result of non-
         compliance or if the company lists before receiving CSRC approval, and whether the offering is contingent upon receipt of approval from the CSRC.
Risk Factors, page 12

17. You disclose that for the six months ended September 30, 2022 and March 31, 2022 approximately 89.6% and 57.6%, respectively, of your revenue was derived from recurring clients. To the extent you are materially dependent on these clients, please describe the material terms of these agreements and file them as exhibits or tell us why you are not required to do so. Refer to Part 1, Item 4 of Form F-1 and
Part 1, Item 4.B.6 of
         Form 20-F. Also, provide risk factor disclosure on your dependence on a limited number of customers, if applicable. Refer to Item 3 of Form F-1.
18. Please include a risk factor discussing your related party transactions with Shum Tsz
         Cheung, your majority shareholder, if material. In this regard, the disclosure on page
         83 appears to suggest that the value of transactions related to your majority shareholder is material to the company.
Our future growth may involve expansion into new and overseas business opportunities..., page
14

19. Please revise to include a discussion about the risk associated with your active expansion towards the Taiwan market as discussed on page 4. All of our services are provided in Hong Kong..., page 19

20. Please revise your disclosure regarding recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, to acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
 Lau Chi Fung
FirstName   LastNameLau Chi Fung
CTRL Group     Limited
Comapany
April       NameCTRL Group Limited
       25, 2023
April 625, 2023 Page 6
Page
FirstName LastName
There remain some uncertainties as to whether we will be required to obtain approval from
Chinese authorities..., page 23

21. We note your disclosure regarding CAC oversight and that you believe the laws and regulations of the PRC do not currently have any material impact on your business, financial condition or results of operations. Please revise to explain how this oversight impacts your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
Use of Proceeds, page 33

22. We note that your proceeds from this offering will be used to acquire operation rights with upcoming mobile games. Please provide the information required by Item 3 of Form 20-F with respect to these rights.
Enforceability of Civil Liabilities, page 39

23. Please revise to clarify if your directors and officers are located in the PRC or Hong Kong, and identify the relevant individuals.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Metrics
Adjusted EBITDA and Adjusted EBITDA Margin, page 40

24. We note your presentation of the Non-GAAP measure "Adjusted EBITDA Margin" in the table on page 41. Please revise to also disclose the most comparable GAAP measure as required by Item 10(e)(1)(i)(A) of Regulation S-K.
Liquidity and Capital Resources, page 40

25. We note your discussion on pages F-24 and F-46 about a non-revolving term loan borrowed by Ctrl Media borrowed as working capital under the loan agreement with The
         Bank of East Asia signed on March 7, 2023. Please update the body of your document to include additional disclosure regarding the basic terms of the loan agreement including the interest rate and maturity of loans granted pursuant to the agreement and termination provisions. Please also file the loan agreement as an exhibit to your registration statement.
         Alternatively, please explain why this disclosure and the filing of the loan agreement are not required.
26. Please revise to discuss known trends and uncertainties regarding your expansion towards the Taiwan market, as discussed on page 4. In this regard, discuss the cash requirements for implementing this and similar expansions and describe material commitments for capital expenditures as of the end of each fiscal period presented and indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments, if material. Explain how such expansion plans will affect your capital expenditures and liquidity.
 Lau Chi Fung
CTRL Group Limited
April 25, 2023
Page 7
Business
Our Suppliers, page 68

27. Please disclose whether you are subject to material cybersecurity risks in your supply chain based on third party products, software, or services used in your products, services, or business and how a cybersecurity incident in your supply chain could impact your business. Discuss the measures you have taken to mitigate these risks. Executive Compensation, page 81

28. Please revise your executive compensation section to provide a brief discussion of the bonus payments included in your table. Refer to Item 6.B. of Form 20-F. Please also update your executive compensation disclosure to reflect the most recently completed fiscal year, and revise your Related Party Transactions disclosure through the date of the prospectus. Refer to Item 6.B. and 7.B. of Form 20-F.
Ctrl Group Limited and Subsidiary Consolidated Financial Statements
12. Related Party Balance and Transactions, page F-21

29. Your disclosure indicates that you have revenues earned from related parties and costs of services incurred from related parties. However, neither the revenues nor the costs of services are marked as revenues and expenses earned or incurred with related parties on the face of your consolidated statements of operations. Please consider labeling and separately presenting all related party amounts on the face of your consolidated statements of operations.
Ctrl Group Limited and Subsidiary Interim Financial Statements
4. Contract Assets and Liabilities, page F-40

30. Please revise to disclose the amount of revenue recognized during the nine months ended
         September 30, 2022 that was included in the contract liability balance at the beginning of the period. Refer to the guidance in ASC 606-10-50-8b.
General

31. Please file a consent from Long An & Lam LLP as an exhibit, as required by Item
       601(b)(23) of Regulation S-K. In this regard, we note your disclosure that you relied on
FirstName LastNameLau Chi Fung
       the opinion of counsel in your conclusion that you are not required to obtain approvals
Comapany
       fromNameCTRL      Group Limited
            the PRC authorities  to operate your business or list on the U.S.
exchanges and offer
       securities.
April 25, 2023 Page 7
FirstName LastName
 Lau Chi Fung
FirstName   LastNameLau Chi Fung
CTRL Group     Limited
Comapany
April       NameCTRL Group Limited
       25, 2023
April 825, 2023 Page 8
Page
FirstName LastName
32. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
       You may contact Aamira Chaudhry at 202-551-3389 or Linda Cvrkel at 202-551-3813 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Jennifer L pez Molina at 202-551-3792 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Eric Mendelson, Esq.